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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
AUG 30 2022
Washington, DC

SEC FILE NUMBER
8-44352

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ONYX PARTNERS, INCORPORATED

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3605 S. TOWN CENTER DRIVE, SUITE A
(No. and Street)

LAS VEGAS	NV	89135
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CATHY DANIELS	702.880.0005	c_daniels@onyxpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MOSS ADAMS, LLP
(Name – if individual, state last, first, and middle name)

14555 DALLAS PARKWAY, SUITE 300, DALLAS, TX 75254
(Address) (City) (State) (Zip Code)

OCTOBER 16, 2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ANDREW J. ASTRACHAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ONYX PARTNERS, INCORPORATED, as of JUNE 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TINA L. MORRIS
Notary Public, State of Nevada
No. 04-93088-1
My Appt. Exp. July 9, 2024

Signature: [signature]

Title: PRESIDENT

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ONYX PARTNERS, INCORPORATED
(SEC Identification No. 8-44352)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION

June 30, 2022

* * * * *

This report is deemed CONFIDENTIAL in accordance with Rule 17a 5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities Exchange Commission simultaneously herewith as a Public Document.

ONYX PARTNERS, INCORPORATED

Table of Contents

	PAGE
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition as of June 30, 2022	2
Notes to Financial Statements	3 - 7

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Onyx Partners, Incorporated

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Onyx Partners, Incorporated (the Company) as of June 30, 2022, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
August 26, 2022

We have served as the Company's auditor since 2022.

ONYX PARTNERS, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2022

ASSETS

Cash and cash equivalents	$	532,639
Prepaid insurance		375
Property and equipment, net		2,182
Operating lease - right of use asset		18,547
Total assets	$	553,743

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	168
Operating lease - liability		18,547
Total liabilities	$	18,715
Commitments (Note 3)		
Stockholder's equity:		
Common stock; no par value; 100,000 shares authorized, 2,000 shares issued outstanding		137,000
Additional paid-in capital		3,375,504
Accumulated deficit		(2,977,476)
Total stockholder's equity		535,028
Total liabilities and stockholder's equity	$	553,743

The accompanying notes are an integral part of these financial statements.

ONYX PARTNERS, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2022

NOTE 1 – ORGANIZATION

Onyx Partners, Incorporated, a California corporation, was formed in August 1990 and was granted its registration as a broker-dealer in securities under the Securities Exchange Act of 1934 in December 1991. Onyx Partners, Incorporated (the "Company" or "Onyx") became qualified as a broker-dealer with the National Association of Securities Dealers (now known as the Financial Industry Regulatory Authority ("FINRA")) in May 1993.

In connection with its activities as a broker-dealer, the Company intends to hold no funds or securities for customers, and does not intend to execute or clear customer transactions. Accordingly, it is exempt from provisions of SEC Rule 15c3-3 relating to the physical possession or control of such funds or securities.

The Company is also a registered investment adviser with the California Department of Corporations. For investment adviser purposes, the Company itself holds no funds or securities for customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Definition of Fiscal Year:

The Company's fiscal year end is June 30.

Cash and Cash Equivalents:

Cash equivalents consist of highly liquid investments with maturities of three months or less from the date of acquisition. Cash and cash equivalents are on deposit with financial institutions without restrictions.

Fair Value:

The fair value of financial instruments, including cash and cash equivalents and accounts payable, approximate carrying value, principally because of the short maturity of those items.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from these estimates.

Concentration of Credit Risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash. The Company maintains cash balances at financial institutions that may, at times, exceed amounts insured by the Federal Deposit Insurance Corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition:

Revenue is recognized when identified performance obligations have been satisfied.

Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation. Property and equipment are depreciated over the estimated useful lives of the assets on a straight-line basis. Estimated useful lives of the assets are between three to five years.

Property and equipment as of June 30, 2022, consisted of the following:

Furniture and equipment	$ 12,052
Vehicle	74,617
Less accumulated depreciation	(84,488)
Total property and equipment	$ 2,181

Depreciation expense for the fiscal year ended June 30, 2022, was $1,991.

Income Taxes:

The Company applies Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*, to account for uncertain tax positions. ASC 740 establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. It requires deferred tax assets be recognized for temporary differences that will result in deductible amounts in future years and for carry forwards. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company's policy for interest and penalties related to uncertain tax positions is to classify them in the financial statements as interest expense.

Advertising Costs:

The Company expenses advertising and marketing costs when incurred.

Leases:

The Company applies ASC 842, *Leases*, which requires an entity that is a lessee to recognize the assets and liabilities arising from leases with terms longer than 12 months on the statement of financial position.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases are to be classified as either operating or finance, with classification affecting the pattern of expense recognition in the statement of operations.

Subsequent Events:

Subsequent events are events or transactions that occur after the balance sheet date but before the date the financial statements are available to be issued. Subsequent events that provide additional evidence about conditions that existed at the balance sheet date are considered in the preparation of the financial statements presented herein. Subsequent events that occur after the balance sheet date that do not provide evidence about the conditions that existed as of the balance sheet date are considered for disclosure based upon their significance in relation to the financial statements taken as a whole.

NOTE 3 – LEASE COMMITMENTS

The Company determines if the arrangement is a lease at inception. The Company made an accounting policy election to not capitalize leases with an initial term of 12 months or less. The right-of-use ("ROU") asset and corresponding liability are reported separately on the Statement of Financial Condition. The ROU asset represents the right to use the underlying asset for the lease term, and the lease liability represents the obligation to make lease payments arising from the lease. Any future operating lease ROU assets and liabilities will be recognized at commencement date based on the present value of lease payments over the lease term. When an operating lease did not provide an implicit rate, the Company used its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. For operating leases, the Company recognizes rent expense on a straight-line basis and amortizes the associated lease liability over the lease term.

Beginning January 1, 2013, the Company entered into a one-year lease agreement for office space at a cost of $320 per month expiring on December 31, 2013. Following the expiration, the Company continued to lease the same space on a month-to-month basis through April 30, 2022. On April 30, 2022, the Company exercised its option to extend the lease agreement at a cost of $320 per month for a period of five years.

The following is a schedule of future minimum annual lease payments required under this non-cancellable operating lease:

Fiscal year 2023	$	3,837
Fiscal year 2024		3,837
Fiscal year 2025		3,837
Fiscal year 2026		3,837
Thereafter		5,199
Less: present value discount	$	(2,000)
Operating lease - liability	$	18,547

NOTE 3 – LEASE COMMITMENTS (continued)

Weighted-average remaining lease (in years): 5
Weighted-average discount rate: 5%

Rental expense for this operating lease was $3,837 for the year ended June 30, 2022.

NOTE 4 – CAPITAL CONTRIBUTIONS

The sole stockholder of the Company, the stockholder made two capital contributions during the fiscal year ended June 30, 2022: $300,000 on July 30, 2021, and $300,000 on June 7, 2022. As capital may be necessary, the stockholder intends to fund the Company.

NOTE 5 – INCOME TAXES

The Company has losses carried forward for income tax purposes. The Company paid $800 of California state income taxes for the year ended June 30, 2022. After consideration of the state taxes paid and valuation allowance recorded on the deferred tax assets generated, there were no material reconciling differences between the statutory rate of 21% and the Company's effective tax rate for the year ended June 30, 2022. The differences between the tax basis of assets and liabilities and their financial statement amounts are reflected as deferred income tax assets or liabilities using enacted tax rates.

There are no current or deferred tax expenses for the year ended June 30, 2022, due to the Company's loss position, other than the $800 paid to California for state income taxes during the year ended June 30, 2022. The Company has fully reserved for any benefits of these losses. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized as deferred tax assets or liabilities. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carry forward period. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes at June 30, 2022.

As of June 30, 2022, there is no accrued interest or penalties recorded in the financial statements. The Company's federal tax filings remain subject to examination by the federal taxing authorities for fiscal years ending 2017 through the present. Management believes that they have not taken any uncertain income tax positions.

The composition of the Company's deferred tax assets at June 30, 2022, is as follows:

	Federal	California
Net operating loss carryforwards	$ 3,285,280	$ 2,316,454
Statutory income tax rate	21%	8.84%
Deferred tax asset	$ (689,909)	$ (204,775)
Less: valuation allowance	689,909	204,775
Net deferred tax asset	$ --	$ --

NOTE 5 – INCOME TAXES (continued)

The deferred tax valuation allowance increased by $70,806 due to additional losses during fiscal year 2022.

At June 30, 2022, the Company has tax net operating loss carryforwards of approximately $3,285,280 available to offset future taxable income. At June 30, 2022, the amounts and expiration dates of these carryforwards are as follows:

Years Ended June 30,	Expires		Amount
2007	2027	$	86,494
2008	2028		139,076
2009	2029		126,220
2010	2030		176,998
2011	2031		177,420
2012	2032		199,216
2013	2033		82,162
2014	2034		132,745
2015	2035		219,750
2016	2036		210,291
2017	2037		362,788
2018	2038		235,209
2019	N/A		287,662
2020	N/A		267,660
2021	N/A		244,419
2022	N/A		337,170
		$	**3,285,280**

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $100,000 or 6.667% of aggregate indebtedness and a maximum ratio aggregate indebtedness to net capital of 12 to 1. Also, in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. At June 30, 2022, the Company has net capital, as defined, of $513,924 which was in excess of its required net capital by $413,924. The Company's ratio of aggregate indebtedness to net capital at June 30, 2022, was 0.0364 to 1 (see Schedule I in Supplementary Information).